Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Fund for Utah (the "Fund") was held on October 5, 2000. The holders of shares representing 74% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee	               			For	            	Withheld

		Lacy B. Herrmann	     		2,760,858          	24,066
		Gary C. Cornia		       	2,760,858          	24,066
		William L. Ensign		    	2,757,074          	27,850
		Diana P. Herrmann		    	2,757,074	          27,850
		Anne J. Mills		        	2,757,074          	27,850
		R. Thayne Robson		     	2,760,858          	24,066


2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

                   		For   				Against      		Abstain

                 		2,770,631	  		719		        	13,575

3. To act upon a proposal to change the fundamental policies of the Fund to allow the use of additional nationally recognized statistical rating organizations.


Number of Votes:

                  		For       				Against       		Abstain

	                	1,999,436		    	45,845         	37,540